UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)*

Under the Securities Exchange Act of 1934

CF BANKSHARES INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

12520L109

(CUSIP Number)

Edward W. Cochran

20030 Marchmont Rd

Shaker Heights, OH 44122

(216) 751-5546

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12520L109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS EDWARD W. COCHRAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 341,424
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 341,424
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,424
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.53%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 12520L109	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

Common Stock of CF Bankshares Inc.

4960 E Dublin Granville Rd

Suite #400

Columbus, OH 43081

Item 2. Identity and Background.

a.	Edward W. Cochran

b.	20030 Marchmont Road, Shaker Heights, Ohio 44122

c.	Self-employed attorney

d.	No

e.	No

f.	USA

Item 3. Source or Amount of Funds or Other Consideration.

Personal Funds in the aggregate amount of $2,300,000

Item 4. Purpose of Transaction.

Private Investment

Item 5. Interest in Securities of the Issuer.

a.

The 341,424 shares of Common Stock beneficially owned include 2,727 shares of Common Stock which may be acquired upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days. The 341,424 shares of Common Stock represents 6.53% of outstanding voting Common Stock of CF Bankshares Inc., calculated based upon the sum of (a) 5,225,292 shares of voting Common Stock outstanding as of November 1, 2022 (as reported in the most recent Quarterly Report on Form 10-Q of CF Bankshares Inc.), plus (b) the number of shares of Common Stock which may be acquired by the person identified in Item 2 (the “Reporting Person”) within 60 days pursuant to the exercise of outstanding stock options.

b.	The Reporting Person has sole voting and dispositive power with respect to all 341,424 shares of Common Stock.

c.	None

d.	None

e.	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

CUSIP No. 12520L109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Edward W. Cochran

Edward W Cochran/Individual

February 14, 2023